SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐                 No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of Consolidated Results Q1 2020.

Consolidated Results Q1 2020

YPF S.A.

Consolidated Results

Q1 2020

Consolidated Results Q1 2020

CONTENT

Consolidated Results Q1 2020

Adjusted EBITDA reached Ps 52.2 billion in Q1 2020, an increase of 31.0% over Q1 2019.

( Unaudited Figures)	Q1 2019	Q4 2019	Q1 2020	Var.% Q1 20 / Q1 19
Revenues (Million Ps)	130,907	206,910	174,670	33.4%
Operating income (Million Ps)	10,631	-8,186	14,798	39.2%
Net income (Million Ps)	-8,153	-10,356	6,351	N/A
EBITDA (Million Ps)	42,174	43,834	63,868	51.4%
Adjusted EBITDA (Million Ps)	39,862	39,112	52,221	31.0%
Earnings per share (Ps per Share)	-20.86	-26.70	15.83	N/A
Capital Expenditures (*) (Million Ps)	30,377	58,192	36,746	21.0%

EBITDA = Operating income + Depreciation of property, plant and equipment + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Recovery) / Deterioration of property, plant and equipment.

Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects. Excludes acceleration of promote of Schlumberger’s stake in Bandurria Sur for US$ 104 million in Q1 2020.

(*)	Capital Expenditures net of costs related to obligations for the abandonment of hydrocarbon wells in Q4 2019.

(Amounts are expressed in billions of Argentine pesos)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q1 2020

•	Revenues for Q1 2020 were Ps 174.7 billion, which represents an increase of 33.4%, compared to Q1 2019.

•

Operating income for Q1 2020 was Ps 14.8 billion, 39.2% higher compared to the operating income in Q1 2019. On the other hand, Adjusted EBITDA for Q1 2020 was Ps 52.2 billion, 31.0% higher than the Adjusted EBITDA in Q1 2019.

•	Operating cash flow was Ps 59.0 billion for Q1 2020, 38.3% higher than the Ps 42.6 billion reported for Q1 2019.

•	Capital expenditures in property, plant and equipment for Q1 2020 were Ps 36.7 billion, 21.0% higher than Q1 2019.

•	Total hydrocarbon production for Q1 2020 was 510.3 Kboed, 4.9% higher compared to Q1 2019.

•	The average crude oil processed for Q1 2020 was 275.4 Kbbld, 2.4% higher than Q1 2019, while refinery processing levels were 86.2%.

Consolidated Results Q1 2020

2. ANALYSIS OF RESULTS FOR Q1 2020

Revenues for Q1 2020 were Ps 174.7 billion, an increase of 33.4% compared to Ps 130.9 billion in Q1 2019, primarily due to the below factors. It should be clarified that these variations were impacted by the mandatory isolation measures implemented by the government as of mid-March 2020 to prevent the circulation and spread of the COVID-19 virus.

•	Diesel revenues in Q1 2020 amounted to Ps 61.2 billion, a Ps 16.5 billion or 37.0% increase when compared to Q1 2019;

•	Gasoline revenues in Q1 2020 amounted to Ps 41.2 billion, a Ps 9.9 billion or 31.6% increase when compared to Q1 2019;

•	Natural gas revenues in Q1 2020 amounted to Ps 16.3 billion compared to Ps 12.5 billion in Q1 2019, which represents an increase of Ps 3.8 billion, or 30.1%;

•

Retail natural gas revenues (residential customers and small business) and through its marketing to large customers (power plants and industries) in Q1 2020 reached Ps 5.9 billion, which represents an increase of Ps 0.5 billion, or 9.2%, from Ps 5.4 billion in Q1 2019;

•

Other domestic sales in Q1 2020, which include petrochemicals, fertilizers, jet fuel and lubricants, among others, totaled Ps 25.5 billion which represents an increase of Ps 5.7 billion or 28.6%, from Ps 19.8 billion in Q1 2019;

•	Export revenues in Q1 2020 amounted to Ps 24.7 billion, which represents an increase of Ps 7.4 billion, or 42.9%, from Ps 17.3 billion in Q1 2019.

Cost of sales for Q1 2020 was Ps 145.9 billion, 39.3% higher than Q1 2019. This includes a 54.4% increase in production costs and 23.0% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 38.1%. This increase was driven primarily by the following factors:

a)	Production costs

•	Depreciation of property, plant and equipment amounted to Ps 41.7 billion in Q1 2020, compared to Ps 26.9 billion in Q1 2019, which represents an increase of Ps 14.8 billion or 55.0%;

•	Lifting costs amounted to Ps 32.2 billion in Q1 2020, which represents an increase of Ps 10.4 billion, or 47.6%, from Ps 21.8 billion in Q1 2019;

•	Royalties and other production related costs in Q1 2020 amounted to Ps 11.3 billion, from Ps 7.9 billion in Q1 2019, which represents an increase of Ps 3.4 billion, or 43.8%;

•	Refining costs in Q1 2020 amounted to Ps 6.9 billion, from Ps 4.3 billion in Q1 2019, which represents an increase of Ps 2.6 billion, or 60.5%;

•	Transportation costs in Q1 2020 amounted to Ps 6.2 billion, which represents an increase of Ps 2.0 billion, or 49.3%, from Ps 4.2 billion in Q1 2019.

Consolidated Results Q1 2020

b)	Purchases

•	In Q1 2020 crude oil purchases from third parties amounted to Ps 14.6 billion, which represents an increase of approximately Ps 5.0 billion, or 52.1%, from Ps 9.6 billion of Q1 2019;

•	Biofuel (biodiesel and bioethanol) purchases in Q1 2020 amounted to Ps 9.8 billion, which represents an increase of Ps 2.3 billion, or 31.2%, from Ps 7.5 billion of Q1 2019;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential customers and small businesses) and from its marketing to large customers (power plants and industries) in Q1 2020 amounted to Ps 2.9 billion, which represents a decrease of Ps 0.7 billion, or 20.4%, from Ps 3.6 billion in Q1 2019;

•

In Q1 2020, a positive stock variation of Ps 10.9 billion was recorded, compared to the positive stock variation registered in Q1 2019 of Ps 4.2 billion, mainly as a result of a higher inventory generation.

Selling expenses for Q1 2020 amounted to Ps 13.9 billion, an increase of 41.3% compared to Ps 9.8 billion in Q1 2019. Higher charges were recorded for transportation of products, mainly related to the higher rates paid for domestic transport of fuels, higher charges for taxes, fees and contributions mainly due to the increase in exports withholdings, higher charges for depreciation of fixed assets and higher personnel expenses, among others.

Administration expenses for Q1 2020 amounted to Ps 6.7 billion, an increase of 41.5% compared to Ps 4.8 billion in Q1 2019. The increase was mainly due to higher personnel expenses, higher fees and remuneration for services, higher charges on depreciation of fixed assets, higher IT costs on computer licenses, many of which are denominated in U.S. dollars, partially offset by lower charges related to institutional advertising.

Exploration expenses for Q1 2020 amounted to Ps 0.7 billion, representing a decrease of 52.9% compared to Ps 1.5 billion for Q1 2019.

Other operating results, for Q1 2020 represented a gain of Ps 7.4 billion, compared to the gain of Ps 0.6 billion for Q1 2019. This variation is mainly explained by the Development Agreement of the Bandurria Sur area in January 2020 where YPF was notified of the acquisition by Shell Compañía Argentina de Petróleo S.A. and Equinor Argentina AS of the entire Schlumberger Oilfield Eastern Ltd (“SPM”) share package. This assignment required the payment by SPM of the pending price amounting to Ps 6.4 billion, which has already been received by YPF.

Financial results, net, for Q1 2020 represented a loss of Ps 10.6 billion, compared to the gain of Ps 8.0 billion in Q1 2019. As such, higher negative interests were registered in Ps 6.1 billion during Q1 2020 and compared to the same period of 2019 product of higher average indebtedness, measured in Argentine pesos. Additionally, a lower positive foreign exchange was registered over net liabilities in Ps 7.8 billion, due to the lower depreciation of the Argentine peso observed during Q1 2020 compared to Q1 2019. In turn, there were higher negative charges for valuation at fair value of financial assets of Ps 2.7 billion, mainly due to the fall in the price of public bonds BONAR 2020 and 2021 in the first quarter 2020 compared to a gain of Ps 1.3 billion in Q1 2019. Lastly, in Q1 2020 there were greater negative financial updates of Ps 1.3 billion.

Income tax expense during Q1 2020 amounted to a gain of Ps 0.8 billion, compared to a loss of Ps 28.4 billion for Q1 2019. This difference was mainly driven by the positive charge for deferred tax registered in Q1 2020 for Ps 1.2 billion compared to the negative charge of Ps 7.1 billion registered in the same period of 2019, whose origin is mainly linked to the effects of the movement of the exchange rate in both periods. Additionally, the 2019 charge is mainly impacted by the decision adopted by the Company’s administration on March 21, 2019, in which it informed the Board of Directors the decision to adhere to the tax revaluation and the payment plan for proceedings in the National Fiscal Court.

Consolidated Results Q1 2020

Net income for Q1 2020 was a gain of Ps 6.4 billion, compared to the loss of Ps 8.2 billion in Q1 2019.

Capital expenditures for property, plant and equipment in Q1 2020 were Ps 36.7 billion, a 21.0% increase compared to the capital expenditures made during Q1 2019.

Consolidated Results Q1 2020

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR Q1 2020

3.1 UPSTREAM

( Unaudited Figures)	Q1 2019	Q4 2019	Q1 2020	Var.% Q1 20 / Q1 19
Operating income (Million Ps)	-1,663	-11,534	664	N/A
Revenues (Million Ps)	55,545	82,305	80,829	45.5%
Crude oil production (Kbbld)	226.4	227.0	225.1	-0.6%
NGL production (Kbbld)	41.7	44.3	44.9	7.8%
Gas production (Mm3d)	34.7	40.3	38.2	10.0%
Total production (Kboed)	486.5	524.8	510.3	4.9%
Exploration costs (Million Ps)	1,521	2,348	716	-52.9%
Capital Expenditures (Million Ps)	24,804	42,440	29,274	18.0%
Depreciation (Million Ps)	23,125	37,692	35,195	52.2%
Realization Prices
Crude oil prices in domestic market (*) Period average (US$/bbl)	53.0	48.1	48.5	-8.5%
Average gas price (**) (US$/Mmbtu)	3.69	2.99	2.76	-25.2%

(*)	The average crude price has been recalculated.
(**)	The average gas price has been recalculated due to the change in the accrual of the Gas Plan and the adjustments for final billing.

In Q1 2020, the Upstream business segment recorded an operating gain of Ps 0.7 billion, compared to a loss of Ps 1.7 billion in Q1 2019.

Revenues were Ps 80.8 billion for Q1 2020, an increase of 45.5% compared to Q1 2019, primarily due to the following factors:

•

Crude oil revenues amounted to Ps 61.9 billion, an increase of 54.8% or Ps 21.9 billion compared to Ps 40.0 billion in Q1 2019 as the intersegment price of oil increased by approximately 44.4% measured in Argentine pesos. The average realization price for crude oil in dollars during Q1 2020 decreased by 8.5% to US$ 48.5/bbl. Crude oil volume transferred between segments increased 3.0%;

•

Natural gas revenues reached Ps 19.5 billion, 35.8% or Ps 5.1 billion higher than the Ps 14.4 billion in Q1 2019 as a result of a 15.3% increase in the average price in pesos considering the devaluation occurred between both periods. The average realization price for the quarter in dollars was US$ 2.76/Mmbtu, 25.2% lower than in Q1 2019. Moreover, volume sold between segments increased by 18.4% compared to Q1 2019 since YPF captured more demand by power plants, distributors, and exports that allowed sales to increase compared to Q1 2019, which was strongly influenced by excess supply compared to domestic demand, and consequently, low production of gas;

•

As it was mentioned previously, Other operating results, net, increased by Ps 6.1 billion compared to Q1 2019 mainly due to the Development Agreement for the Bandurria Sur area, where YPF was notified of the acquisition by Shell Compañía Argentina de Petróleo S.A. and Equinor Argentina AS of the entire Schlumberger Oilfield Eastern Ltd (SPM) share package in January 2020. This assignment required the payment by SPM of the pending price amounting to Ps 6.4 billion, which has already been received by YPF.

Consolidated Results Q1 2020

Total hydrocarbon production for Q1 2020 was 510.3 Kboed, 4.9% higher than Q1 2019. Crude oil production only declined 0.6%, resulting in 225.1 Kbbld, being affected by the process of assigning marginal areas which ended in July 31, 2019, whose production during the first quarter of 2019 was 0.8 Kbbld. The production of natural gas increased 10.0% compared to the same period of 2019, reaching 38.2 Mm3d, driven by the increase in demand by power plants, distributors, and exports that allowed to increase sales, thus reducing temporary production curtailments. It is noteworthy to highlight that in the first quarter of 2019 there was an excess supply compared to domestic demand, which impacted natural gas production resulting in the temporary closure of production in some locations, as well as the reinjection of hydrocarbons. In turn, NGL production increased 7.8% to 44.9 Kbbld given that production cuts were reduced during the first quarter of 2020 compared to the first quarter of 2019, when there was a low retention of liquids associated with gas due to restrictions in natural gas production.

Regarding the development activity, in Q1 2020, 69 new wells have been put into production, including the non-conventional shale and tight wells described below, of which 16 are not operated.

During Q1 2020, in the shale areas, YPF’s net hydrocarbon production reached 117.2 Kboed, of which 75.0% comes from YPF’s operated areas. This level of production represents an increase of 62.6% compared to Q1 2019. This production is comprised of 43.4 Kbbld of crude oil, 16.8 Kbbld of NGL and 9.1 Mm3d of natural gas. Regarding the operated development activity, 22 wells have been put into production targeting the Vaca Muerta formation (3 non-operated), reaching a total of approximately 853 active wells of which 89 are not operated, with a total of 13 active drilling rigs and 5 workovers before it started the quarantine period in mid-March, then they remained stand-by.

With respect to tight development, net production in Q1 2020 reached a total of 9.4 Mm3d of natural gas, plus 3.1 Kbbld of NGL and 4.6 Kbbld of crude oil, of which 87.0% comes from YPF operated areas. Regarding the operated activity conducted during the period, 1 new well was put into production in Estación Fernández Oro.

Operating costs (excluding exploration expenses) for Q1 2020 totaled Ps 86.4 billion, a 54.8% increase compared to Q1 2019, of which we highlight the following:

•

Depreciation of property, plant and equipment amounted to Ps 35.2 billion in Q1 2020 compared to Ps 23.1 billion in Q1 2019, representing an increase of approximately Ps 12.1 billion, or 52.2%, mainly due to the appreciation of the assets considering their valuation in U.S. dollars, which is the functional currency of the Company;

•

Lifting costs for Q1 2020 amounted to Ps 32.2 billion, an increase of Ps 10.4 billion or 47.6% compared to Ps 21.8 billion in Q1 2019. In turn, the increase in the unit indicator, measured in Argentine pesos, was 39.2%, in line with the general increase in prices of the economy with less volume of activity in operation and maintenance of fields, interventions, chemicals and energy, among others;

•

Royalties and other production related costs in Q1 2020 amounted to Ps 11.3 billion, which represents an increase of Ps 3.4 billion, or 43.8%, compared to Ps 7.9 billion in Q1 2019. Of this increase, Ps 2.9 billion, or 48.7% was related to royalties in connection with crude oil production, and Ps 0.5, or 28.0% billion was related to royalties for natural gas production, in both cases due to higher wellhead values of these products measured in Argentine pesos;

Consolidated Results Q1 2020

•

Transportation costs related to production (trucks, pipelines and polyducts in deposit) for Q1 2020 amounted to Ps 2.9 billion, an increase of approximately Ps 1.3 billion, or 84.1%, compared to Ps 1.6 billion for Q1 2019 due to higher tariffs measured in Argentine pesos and higher activity in unconventional areas.

Exploration expenses for Q1 2020 amounted to Ps 0.7 billion, a decrease of 53.0% compared to Ps 1.5 billion for Q1 2019, mainly due to lower negative results from unproductive exploratory drilling during the quarter in a differential amount of Ps 1.0 billion, and due to higher expenses relating to geophysical and geological studies in an amount of Ps 71 million. Exploratory investment during Q1 2020 was 95.7% lower than in Q1 2019.

Unit operating cash costs in U.S. dollars decreased 12.7% to US$ 17.6/boe in Q1 2020 from US$ 20.2/boe in Q1 2019, including taxes of US$ 4.7/boe and US$ 5.6/boe, respectively. In turn, the average lifting cost for YPF in Q1 2020 was US$ 11.3/boe, 11.7% lower than Q1 2019.

CAPEX

Capital expenditures for the Upstream business segment for Q1 2020 were Ps 29.3 billion, a 18.0% increase compared to Q1 2019. Of these capital expenditures, 73.5% were invested in drilling and workover activities, 23.7% in facilities and the remaining 2.8% in exploration and other activities in the Upstream business segment.

The activity during Q1 2020 was mainly focused on shale oil, on the development of the Loma Campana, La Amarga Chica and Bandurria Sur blocks. In addition, the activity and studies on the Chihuido de la Sierra Negra pilot continues.

Regarding conventional oil, activities were focused on primary recovery projects developed in Ugarteche, Llancanelo, Mesa Verde, Manantiales Behr, Cañadón Yatel, El Trébol-Escalante and Seco León blocks as well as secondary recovery projects mainly in the Desfiladero Bayo, Manantiales Behr, Barranca Baya and Los Perales blocks, among others. In turn, as expected, the investment activity focused on tertiary recovery continued, mainly in the Manantiales Behr, Los Perales and Desfiladero Bayo blocks.

Shale gas activity during Q1 2020 was focused on the non-operated La Calera and Aguada Pichana Este blocks.

Exploration activities for Q1 2020 were focused in the Neuquina basin, in the Chachahuen Norte block with the perforation of 3 crude oil study exploratory wells.

Additionally, seismic recording began in the Austral basin (El Turbio block). It was recorded 434 km of 2D until the tasks were suspended by DNU 297/2020 establishing the preventive and mandatory social isolation.

Consolidated Results Q1 2020

3.2 DOWNSTREAM

( Unaudited Figures)	Q1 2019	Q4 2019	Q1 2020	Var.% Q1 20 / Q1 19
Operating income (Million Ps)	13,283	20,527	4,133	-68.9%
Revenues (Million Ps)	108,937	164,614	144,733	32.9%
Sales of refined products in domestic market (Km3)	3,865	4,031	3,552	-8.1%
Exportation of refined products (Km3)	520	612	586	12.7%
Sales of petrochemical products in domestic market (*) (Ktn)	161	172	166	3.1%
Exportation of petrochemical products (Ktn)	85	101	60	-29.4%
Crude oil processed (Kbbld)	269.0	290.5	275.4	2.4%
Refinery utilization (%)	84%	91%	86%	2.4%
Capital Expenditures (Million Ps)	3,568	9,713	5,201	45.8%
Depreciation (Million Ps)	4,027	7,283	6,999	73.8%
Average domestic market gasoline price (US$/m3)	569	503	533	-6.3%
Average domestic market diesel price (US$/m3)	606	558	576	-4.8%

(*)	Fertilizer sales not included.

Operating income for the Downstream business segment for Q1 2020 was a gain of Ps 4.1 billion, compared to the gain of Ps 13.3 billion recorded in Q1 2019.

Revenues were Ps 144.7 billion in Q1 2020, representing an 32.9% increase compared to Ps 108.9 billion in Q1 2019, primarily due to the following factors. These variations were affected by the mandatory lockdown implemented from mid-March 2020 as mentioned above:

•

Diesel revenues in Q1 2020 amounted to Ps 61.2 billion, which represents an increase of Ps 16.5 billion, or 37.0%, compared to those of Q1 2019, due to an increase of 49.1% in the average price obtained for the diesel mix in Argentine pesos, partially offset by lower total volumes shipped of approximately 8.1%, while in the market there was a decrease of this product of approximately 7.6%. Additionally, the volume of Infinia Diesel (premium diesel) sold decreased by 8.5%;

•

Gasoline revenues in Q1 2020 amounted to Ps 41.2 billion, which represents an increase of Ps 9.9 billion, or 31.6% compared to those of Q1 2019, due to an increase of 46.8% in the average price obtained for the gasoline mix, partially offset by a decrease in the total volumes shipped of 10.3%, while in the market there was a decrease for this product of approximately 7.5%. Additionally, during the quarter there was an 8.1% decrease in the volume of Infinia Gasoline (premium gasoline) sold;

Consolidated Results Q1 2020

•

Other sales in the domestic market for Q1 2020 totaled Ps 20.3 billion, representing an increase of Ps 3.6 billion or 21.3% compared to Q1 2019. We highlight the increase in sales of fertilizers by 206.5%, higher sales of petrochemicals by 67.0%, higher sales of lubricants by 31.5%, in all these cases mainly due to higher prices of these products measured in Argentine pesos. This effect was offset by the lower sales of asphalts by 37.9% and crude oil by 29,9%. Regarding the sales of jet fuel, although they increased by 20.1%, due to the mandatory isolation measures their volumes were negatively affected;

•

On the other hand, export revenues in the Downstream segment during Q1 2020 amounted to Ps 22.0 billion, representing an increase of Ps 5.8 billion, or 35.7%, compared to such exports in Q1 2019. We highlight the export of flours and grains by Ps 1.5 billion, or 69.7% due to an increase of 65.2% in prices and 2.7% in higher volume sold. There were higher diesel exports by Ps 1.3 billion and of jet fuel by Ps 0.9 billion which represents 15.6%, driven by an increase of 53.4% in prices offset by lower volumes sold in 24.6%. In addition, higher sales of fuel oil were recorded by Ps 1.2 billion and of virgin naphtha by Ps 1.0 billion.

Cost of sales and operating expenses for Q1 2020 amounted to Ps 128.3 billion representing an increase of Ps 41.5 billion, or 47.8%, compared to Q1 2019, with the following highlights:

•

Crude oil purchases in Q1 2020 amounted to Ps 76.5 billion, a Ps 25.3 billion or 49.4% increase compared to Ps 51.2 billion in Q1 2019. A 44.8% increase in the prices of crude oil expressed in Argentine pesos was observed, mainly due to the devaluation in the period, net of the aforementioned effect. In turn, crude oil volumes purchased from third parties increased by 4.0%, while the volume of crude oil transferred from the Upstream segment increased by 3.0%;

•

Biofuel purchases (biodiesel and bioethanol) for the Q1 2020 period amounted to Ps 9.8 billion, representing an increase of Ps 2.3 billion, or 31.2% with respect to Q1 2019, mainly due to an increase of 57.4% and 37.8% in the price of biodiesel and bioethanol, respectively; partially offset by lower acquired volumes of biodiesel (14.4%) and of bioethanol (7.7%) in Q1 2020;

•

In Q1 2020, a negative stock variation of Ps 4.0 billion was recorded in this segment compared to the positive stock variation of Ps 0.8 billion in Q1 2019, mainly due to the decrease in the crude price in Q1 2020 (at the applicable transfer price);

•

Regarding production costs, refining costs for Q1 2020 totaled Ps 6.9 billion, which represents an increase of approximately Ps 2.6 billion, or 60.5%, compared to Ps 4.3 billion in Q1 2019. This increase was mainly driven by higher consumption of electricity and other supplies, higher personnel expenses and higher repair and maintenance charges. Because of this, the unit refining cost increased in Q1 2020 by 55.1% compared to Q1 2019;

•

Depreciation of property, plant and equipment in Q1 2020 amounted to Ps 5.8 billion, which represents an increase of approximately Ps 2.5 billion, or 73.4%, mainly due to higher value of assets subject to depreciation compared to the same period of previous year and due to the higher valuation thereof when considering that the Company´s functional currency is the U.S. dollar;

•

Transport costs linked to production (shipping, oil pipelines and polyducts) for Q1 2020 amounted to Ps 2.8 billion, which represents an increase of Ps 0.6 billion, or 24.9% compared to Ps 2.2 billion in Q1 2019 driven mainly by higher tariffs in Argentine pesos.

Consolidated Results Q1 2020

Selling expenses in Q1 2020 amounted to Ps 12.6 billion, representing an increase of Ps 3.9 billion, or 45.6%, compared to Ps 8.7 billion in Q1 2019. This increase was mainly driven by higher costs for transporting products, related to the increase in transportation tariffs in the domestic market, as well as higher charges on taxes, fees and contributions, mainly due to the increase in exports withholdings, higher charges on depreciation of fixed assets and higher personnel expenses, among others.

The volume of crude oil processed in Q1 2020 was 275.4 Kbbld, 2.4% higher compared to Q1 2019 mainly due the incidents occurred in the Topping D furnace of La Plata Industrial complex and power outages in La Plata and Luján de Cuyo industrial complexes in Q1 2019. Likewise, it should be considered that as of mid-March 2020, the processing level was negatively impacted by the lower demand due to the mandatory isolation measures. With these levels of processing, there was a higher production of Diesel (+5.9%), a lower production of Gasoline (-4.3%), due to lower production of Infinia Gasoline (-7.8%) and Super Gasoline (-3.1%). In addition, the production of other refined products such as LPG, fuel oil, lubricant bases and petrochemical naphtha increased, while the production of asphalts and petroleum coal decreased compared to Q1 2019.

CAPEX

Capital expenditures for Q1 2020 were Ps 5.2 billion, a 45.8% higher compared to Q1 2019.

Engineering developments continue for the new diesel and gasoline hydrotreating units to be carried out in the three refineries to comply with the new fuel specifications. This will allow to comply with the specifications set in Resolution 576/2019 of the Ministry of Treasury that will become effective in 2024.

In the Luján de Cuyo Refinery, works to revamp the MTBE Unit to ETBE continue, so that from the second half of 2021, ethanol can be incorporated directly into the blending of gasolines.

In Logistics, the construction of the new airplane refueling facility in Rosario is being carried out and the Barranqueras Terminal dock is being adapted. These works are scheduled to be completed in the second half of 2020.

In the refining, logistics and dispatch facilities for petroleum products, work continues for purposes of improving the existing infrastructure, and certain aspects related to safety and environmental protection.

The investment works were affected towards the end of Q1 2020 since the National Executive Power, in mid-March, decreed the preventive and mandatory social isolation measures. Consequently, most of the investments were suspended until the government allows to return to normal activity in each sector of the country.

Consolidated Results Q1 2020

3.3 GAS AND ENERGY

	Q1	Q4	Q1	Var.%
( Unaudited Figures)	2019	2019	2020	Q1 20 / Q1 19
Operating income	-234	402	-1,100	370.1%
(Million Ps)
Revenues	21,788	40,614	29,277	34.4%
(Million Ps)
Capital Expenditures	1,177	2,340	847	-28.0%
(Million Ps)
Depreciation	269	399	405	50.6%
(Million Ps)

In Q1 2020, the Gas and Energy business segment reported an operating loss of Ps 1.1 billion during Q1 2020 compared to an operating loss of Ps 0.2 billion during Q1 2019.

The revenues of the segment during Q1 2020 amounted to Ps 29.3 billion, representing an increase of 34.4% compared to Q1 2019, of which we highlight the following:

•

Sales of natural gas as producers in the local market and abroad increased by Ps 4.1 billion, or 27.9% to Ps 18.9 billion from Ps 14.8 billion in Q1 2019, as a consequence of an increase in the average price of natural gas of 18.1% (in Argentine pesos) and an 8.3% increase in the volume sold. This increase is explained since YPF captured more demand by power plants, distributors, and clients abroad that allowed sales to increase compared to Q1 2019, which was strongly influenced by excess supply compared to domestic demand and a consequent low gas production;

•

Sales of natural gas to the retail segment (residential customers and small industries) and through its marketing to large customers (power plants and industries) increased by Ps 0.5 billion, or 9.2%, to Ps 5.9 billion from Ps 5.4 billion in Q1 2019. This increase was due to the fact that our controlled company Metrogas S.A. obtained higher average sale prices of 23.7% in Argentine pesos through its distribution network;

•	The Tango FLNG unit operation started in 2019, a floating natural gas liquefaction facility, whose exports totaled Ps 1.3 billion during the first quarter of 2020.

Total operating costs for Q1 2020 amounted to Ps 30.4 billion representing an increase of 38.2%, compared to Ps 22.0 billion in Q1 2019, primarily due to the following factors:

•

Purchases of natural gas amounted to Ps 19.9 billion, increasing by Ps 4.9 billion or 32.8% from Ps 15.0 billion in Q1 2019, driven by 14.9% increase in prices, measured in Argentine pesos, mainly due to the devaluation that occurred in the current period. In addition, volume purchased from third parties decreased by 41.2%, while volumes transferred from the Upstream segment increased by 18.4%;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential customers and small businesses) and from its marketing to large customers (power plants and industries) in Q1 2020 amounted to Ps 2.9 billion, which represents a decrease of Ps 0.7 billion, or 20.4%, from Ps 3.6 billion in Q1 2019, mainly driven by a 22.6% reduction in volumes purchased.

Consolidated Results Q1 2020

3.4 CORPORATE AND OTHERS

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate operating income for Q1 2020 was a loss of Ps 3.5 billion, compared to a loss of Ps 2.1 billion in Q1 2019. This higher loss was related to the expected losses in ongoing projects mainly from our controlled company A-Evangelista S.A. Additionally, in Q1 2020 it was observed an increase in personnel expenses, higher IT costs on computer licenses, many of which are denominated in U.S. dollars, together with higher charges for depreciation of fixed assets, which were partially offset by the revenues recorded under this business segment.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were positive Ps 14.6 billion for Q1 2020 compared to Ps 1.3 billion for Q1 2019. In both quarters, the gap between the transfer prices between businesses and the replacement cost of the Company’s inventories decreased. In both cases, the movement of transfer prices reflects the changes in market prices, especially of crude oil.

4. LIQUIDITY AND SOURCES OF CAPITAL

In Q1 2020, net cash flows provided by operating activities amounted to Ps 59.0 billion, which represents an 38.3% increase compared to Q1 2019. This Ps 16.3 billion variation was mainly due to a Ps 12.4 billion increase in Adjusted EBITDA, without considering the result associated with the transfer of the SPM share package in the Bandurria Sur area, and due to a decrease in working capital variations, which include the collection of three instalments of “Plan Gas Bonds” during the quarter. The generation of funds during the first quarter of 2020 was sufficient to cover the amount that the Company required to finance the investments made during the period.

Consolidated Results Q1 2020

Net cash flows used in investing activities were Ps 42.2 billion for Q1 2020, 42.6% higher than in Q1 2019. Investments in fixed and intangible assets were Ps 48.5 billion in Q1 2020, 59.0% higher than in Q1 2019. There was a lower realization of the holdings of public bonds BONAR 2020 and 2021 of Ps 1.0 billion. This was offset by the collection of the result associated with the transfer of the SPM share package of the Bandurria Sur area in Q1 2019 by Ps 6.4 billion.

Because of its financing activities, in Q1 2020 the Company had a net decrease in funds of Ps 18.0 billion, compared to a net decrease of Ps 7.6 billion in Q1 2019. This difference was mainly driven by a net increase in debt of Ps 0.7 billion, by a higher interest payment of Ps 7.7 billion and by a higher leasing payment of Ps 3.4 billion.

The previously described cash generation, together with the Company’s investment in Argentine sovereign bonds, including those received to cancel the accounts receivables of the Gas Plan program for the year 2015, which are still in the Company´s portfolio, resulted in a position of cash and cash equivalents of Ps 74.6 billion (1) as of March 31, 2020.

Total debt in U.S. dollars was US$ 8.8 billion, and net debt was US$ 7.6 billion(2) with a Net debt / Adjusted EBITDA LTM ratio of 2.22x(2).

The average interest rate for debt denominated in Argentine pesos at the end of Q1 2020 was 36.0%, while the average interest rate for debt denominated in U.S. dollars was 7.6%.

YPF negotiable obligations issued during Q1 2020 are detailed below:

YPF Note	Amount	Interest Rate	Maturity
Series V	Ps 2,112 M	Badlar + 5.0%	12 months
Series VI	Ps 2,149 M	Badlar + 6.0%	18 months
Series VII	USD 9.9 M	5.0%	12 months
Reopen Series XLVI	Ps 4,105 M	Badlar + 4.0%	14 months
Series VIII	USD 8.9 M	5.0%	12 months
Series IX	USD 3.9 M	6.0%	20 months
Reopen Series VI	Ps 2,856 M	Badlar + 6.0%	17 months

(1)	Includes investments in financial assets (government securities) of US$ 85 million at market value.
(2)	Net debt: US$ 7,640 million / Adjusted EBITDA LTM: US$ 3,435 million = 2.22x. Net debt is calculated as total debt less cash & equivalents.

Consolidated Results Q1 2020

5. TABLES AND NOTES

Consolidated Results Q1 2020

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

	Q1	Q4	Q1	Var.%
	2019	2019	2020	Q1 20 /Q1 19
Revenues	130,907	206,910	174,670	33.4%
Costs	(104,754)	(187,044)	(145,914)	39.3%

Gross profit	26,153	19,866	28,756	10.0%

Selling expenses	(9,820)	(16,963)	(13,876)	41.3%
Administration expenses	(4,768)	(8,124)	(6,749)	41.5%
Exploration expenses	(1,521)	(2,348)	(716)	-52.9%
Other operating results, net	587	(617)	7,383	1157.8%

Operating income	10,631	(8,186)	14,798	39.2%

Income of interests in companies and joint ventures	1,559	4,750	1,420	-8.9%
Finance Income	25,343	7,483	20,806	-17.9%
Finance Cost	(19,997)	(26,903)	(30,134)	50.7%
Other financial results	2,677	4,446	(1,293)	N/A

Financial results, net	8,023	(14,974)	(10,621)	N/A

Net profit before income tax	20,213	(18,410)	5,597	-72.3%

Income tax	(28,366)	8,054	754	N/A

Net profit for the period	(8,153)	(10,356)	6,351	N/A

Net profit for shareholders of the parent company	(8,185)	(10,476)	6,212	N/A

Net profits for noncontrolling interest	32	120	139	334.4%

Earnings per share, basic and diluted	(20.86)	(26.70)	15.83	N/A

Other comprehensive Income	56,337	30,249	43,274	-23.2%

Total comprehensive income for the period	48,184	19,893	49,625	3.0%

EBITDA (*)	42,174	43,834	63,868	51.4%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

(*)

EBITDA = Operating income + Depreciation of property, plant and equipment + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Recovery) / Deterioration of property, plant and equipment.

Consolidated Results Q1 2020

5.2 CONSOLIDATED BALANCE SHEET

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

	12/31/2019	03/31/2020
Noncurrent Assets
Intangible assets	37,179	39,329
Properties, plant and equipment	1,069,011	1,135,507
Assets for leasing	61,391	62,220
Investments in companies and joint ventures	67,590	74,205
Deferred tax assets, net	1,583	1,839
Other receivables	11,789	12,765
Trade receivables	15,325	11,334

Total Non-current assets	1,263,868	1,337,199

Current Assets
Assets held for disposal	—	1,823
Inventories	80,479	97,839
Contract assets	203	722
Other receivables	36,192	38,615
Trade receivables	118,077	110,191
Investment in financial assets	8,370	5,456
Cash and equivalents	66,100	69,132

Total current assets	309,421	323,778

Total assets	1,573,289	1,660,977

Shareholders’ equity
Shareholders’ contributions	10,572	10,716
Reserves, other comprehensive income and retained earnings	531,977	581,037
Noncontrolling interest	5,550	6,115

Total Shareholders’ equity	548,099	597,868

Noncurrent Liabilities
Provisions	144,768	156,348
Deferred tax liabilities, net	97,231	96,637
Contract liabilities	294	—
Income tax payable	3,387	3,152
Other taxes payable	1,428	937
Liabilities from leasing	40,391	41,505
Loans	419,651	386,315
Other liabilities	703	695
Accounts payable	2,465	2,358

Total Noncurrent Liabilities	710,318	687,947

Current Liabilities
Provisions	5,460	5,742
Contract liabilities	7,404	7,669
Income tax payable	1,964	2,042
Other taxes payable	11,437	12,107
Salaries and social security	10,204	8,429
Liabilities from leasing	21,389	22,356
Loans	107,109	180,047
Other liabilities	1,310	1,376
Accounts payable	148,595	135,394

Total Current Liabilities	314,872	375,162

Total Liabilities	1,025,190	1,063,109

Total Liabilities and Shareholders’ Equity	1,573,289	1,660,977

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2020

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

	Q1 2019	Q4 2019	Q1 2020
Operating activities
Net income	(8,153)	(10,356)	6,351
Income of interests in companies and joint ventures	(1,559)	(4,750)	(1,420)
Depreciation of property, plant and equipment	28,048	46,674	43,636
Depreciation of the right-of-use assets	2,020	3,307	4,752
Amortization of intangible assets	483	709	669
Losses of property, plant and equipment and intangible assets and consumption of materials	4,297	4,674	4,737
Income tax charge	28,366	(8,054)	(754)
Net increase in provisions	3,213	11,999	3,862
Interest, exchange differences and others	(8,432)	7,621	9,840
Stock compensation plans	103	122	147
Accrued insurance	—	(249)	(458)
Results for assignment of participation in areas	—	187	(6,356)
Changes in assets and liabilities:
Trade receivables	(1,382)	3,297	15,390
Other receivables	(3,378)	(3,287)	(3,995)
Inventories	(4,198)	17,028	(10,952)
Accounts payable	5,525	7,180	(3,406)
Other taxes payable	1,945	(3,433)	365
Salaries and Social Security	(423)	2,367	(1,775)
Other liabilities	232	104	173
Decrease in provisions included in liabilities for payments / utilization	(862)	(1,445)	(1,351)
Contract Assets	(118)	270	(517)
Contract Liabilities	(2,832)	120	86
Dividends received	50	—	130
Insurance charge for loss of profit	758	—	247
Income tax payments	(1,063)	(641)	(446)

Net cash flow from operating activities	42,640	73,444	58,955

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(30,530)	(46,591)	(48,540)
Contributions and acquisitions of interests in companies and joint ventures	—	(95)	—
Collection for sale of financial assets	957	—	—
Interest received from financial assets	—	611	—
Collection for assignment of participation in areas	—	63	6,356

Net cash flow from investing activities	(29,573)	(46,012)	(42,184)

Financing activities
Payment of loans	(9,534)	(23,395)	(20,964)
Payment of interests	(8,625)	(12,355)	(16,043)
Proceeds from loans	13,081	26,435	25,221
Payment of leasing	(2,555)	(5,247)	(5,936)
Payment of interests related to income tax	—	(333)	(264)

Net cash flow from financing activities	(7,633)	(14,895)	(17,986)
Effect of changes in exchange rates on cash and equivalents	5,137	1,234	4,247

Increase (decrease) in Cash and Equivalents	10,571	13,771	3,032

Cash and equivalents at the beginning of the period	46,028	52,329	66,100
Cash and equivalents at the end of the period	56,599	66,100	69,132

Increase (decrease) in Cash and Equivalents	10,571	13,771	3,032

COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
Cash	5,676	6,983	6,429
Other Financial Assets	50,923	59,117	62,703

TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	56,599	66,100	69,132

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2020

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

Q1 2020	Upstream	Gas & Energy	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	824	27,598	143,876	4,204	(1,832)	174,670
Revenues from intersegment sales	80,005	1,679	857	6,675	(89,216)	—

Revenues	80,829	29,277	144,733	10,879	(91,048)	174,670

Operating Income	664	(1,100)	4,133	(3,452)	14,553	14,798
Investments in companies and joint ventures	—	937	483	—	—	1,420
Depreciation of property, plant and equipment	35,195	405	6,999	1,037	—	43,636
Acquisitions of property, plant and equipment	29,274	847	5,201	1,424	—	36,746
Assets	783,821	206,774	530,437	131,802	8,143	1,660,977

Q1 2019	Upstream	Gas & Energy	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	321	20,043	108,365	3,408	(1,230)	130,907
Revenues from intersegment sales	55,224	1,745	572	4,816	(62,357)	—

Revenues	55,545	21,788	108,937	8,224	(63,587)	130,907

Operating Income	(1,663)	(234)	13,283	(2,056)	1,301	10,631
Investments in companies and joint ventures	—	1,442	117	—	—	1,559
Depreciation of property, plant and equipment	23,125	269	4,027	627	—	28,048
Acquisitions of property, plant and equipment	24,804	1,177	3,568	828	—	30,377
Assets	572,482	145,013	352,457	98,021	(5,411)	1,162,562

Consolidated Results Q1 2020

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2019 Q1	2019 Q4	2020 Q1	Var Q1 20 / Q1 19
INCOME STATMENT
Revenues	3,321	3,447	2,832	-14.7%
Costs of sales	-2,656	-3,119	-2,366	-10.9%

Gross profit	665	329	466	-29.9%
Total operating expenses	-394	-468	-225	-42.7%

Operating income	272	-140	241	-11.3%
Depreciation of property, plant and equipment and	718	786	710	-1.0%
intangible assets
Depreciation of the right-of-use assets	52	56	77	49.7%
Amortization of intangible assets	12	12	11	-11.8%
Unproductive exploratory drillings	25	22	0	-99.2%

EBITDA	1,079	736	1,040	-3.6%
Adjusted EBITDA	1,022	660	851	-16.8%
UPSTREAM
Revenues	1,424	1,388	1,317	-7.6%
Operating income	-42	-194	11	N/A
Depreciation & Amortization	624	660	616	-1.2%
EBITDA	608	489	628	3.3%
Adjusted EBITDA	574	456	485	-15.5%
Capital expenditures	636	716	477	-25.0%
DOWNSTREAM
Revenues	2,782	2,765	2,353	-15.4%
Operating income	339	345	67	-80.2%
Depreciation & Amortization	128	149	145	13.2%
EBITDA	468	495	212	-54.6%
Adjusted EBITDA	452	473	187	-58.7%
Capital expenditures	91	164	85	-7.4%
GAS & ENERGY
Revenues	542	661	470	-13.2%
Operating income	-6	3	-18	195.6%
Depreciation & Amortization	12	20	20	61.1%
EBITDA	6	23	2	-73.5%
Adjusted EBITDA	-1	-8	-18	2661.1%
Capital expenditures	28	39	13	-52.9%
CORPORATE AND OTHER
Operating income	-54	-117	-56	4.2%
Capital expenditures	21	62	23	9.1%
CONSOLIDATION ADJUSTMENTS
Operating income	33	-178	237	608.4%
Average exchange rate of period	39.00	59.29	61.32
Exchange rate end of period	43.25	59.79	64.37

NOTE: For the periods observed, the calculation of the financial figures expressed in US dollars arises from the sum of: (1) the individual results of YPF S.A. expressed in Argentine pesos divided the average exchange rate for the period and (2) the results of subsidiary companies expressed in Argentine pesos divided the closing exchange rate.

Consolidated Results Q1 2020

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

				2019			2020
	Unit
		Q1	Q2	Q3	Q4	Cum. 2019	Q1
Production
Crude oil production	Kbbl	20,376	20,382	20,888	20,884	82,530	20,488
NGL production	Kbbl	3,753	3,583	2,623	4,079	14,038	4,090
Gas production	Mm3	3,126	3,651	4,015	3,708	14,500	3,476
Total production	Kboe	43,788	46,928	48,764	48,285	187,765	46,439
Henry Hub	USD/Mbtu	3.15	2.64	2.23	2.50	2.63	1.95
Brent	USD/Bbl	63.17	68.92	61.93	63.41	64.35	59.66
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,363	1,260	1,297	1,355	5,275	1,222
Diesel	Km3	1,874	1,981	2,029	2,041	7,925	1,722
Jet fuel and kerosene	Km3	164	138	159	149	610	126
Fuel Oil	Km3	9	11	51	5	76	4
LPG	Km3	131	193	200	183	707	136
Others (*)	Km3	324	297	309	298	1,228	342
Total domestic market	Km3	3,865	3,880	4,045	4,031	15,821	3,552
Export market
Petrochemical naphtha	Km3	48	0	76	81	205	86
Jet fuel and kerosene	Km3	183	162	152	146	643	124
LPG	Km3	126	68	30	106	330	141
Bunker (Diesel and Fuel Oil)	Km3	83	74	61	133	351	103
Others (*)	Km3	80	101	106	146	433	132
Total export market	Km3	520	405	425	612	1,962	586
Total sales of petroleum products	Km3	4,385	4,285	4,470	4,643	17,783	4,138
Sales of petrochemical products
Domestic market
Fertilizers	Ktn	42	134	111	123	410	91
Methanol	Ktn	45	81	63	60	249	55
Others	Ktn	116	94	134	112	456	111
Total domestic market	Ktn	203	309	308	295	1,115	257
Export market
Methanol	Ktn	38	8	21	47	114	27
Others	Ktn	47	50	36	54	187	33
Total export market	Ktn	85	58	57	101	301	60
Total sales of petrochemical products	Ktn	288	367	365	396	1,416	317
Sales of other products
Grain, flours and oils
Domestic market	Ktn	43	50	112	66	271	33
Export market	Ktn	199	388	293	266	1,146	205
Total Grain, flours and oils	Ktn	242	438	405	332	1,417	238
Main products imported
Gasolines and Jet Fuel	Km3	118	89	54	42	303	51
Diesel	Km3	136	275	228	70	709	83

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt, and residual carbon, among others.
NOTE:	The volumes imported of Gasolines and Jet Fuel in Q4 2019 have been adjusted.

Consolidated Results Q1 2020

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 11, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer